Exhibit (a)(1)(XX)

Second Supplement to the Offer to Purchase Dated June 4, 2004

Nectarine Acquisition Corp.,

a wholly owned subsidiary of

Omnicare, Inc.

Has Increased the Price of its Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Preferred Stock Purchase Rights)

of

NeighborCare, Inc.

to

$34.75 Net Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT NEW YORK CITY TIME, ON JULY 27, 2005, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) PRIOR TO THE EXPIRATION DATE (AS DEFINED IN THIS SECOND SUPPLEMENT) THERE SHALL HAVE BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF NEIGHBORCARE, INC. (“NEIGHBORCARE” OR THE “COMPANY”) WHICH, AFTER GIVING EFFECT TO THE CONSUMMATION OF THE OFFER, REPRESENT AT LEAST A MAJORITY OF THE TOTAL VOTING POWER OF ALL OF THE OUTSTANDING SECURITIES OF THE COMPANY ENTITLED TO VOTE IN THE ELECTION OF DIRECTORS OR IN A MERGER, DETERMINED ON A FULLY DILUTED BASIS, CALCULATED AS ALL OF THE OUTSTANDING SHARES PLUS ANY SHARES UNDERLYING COMPANY OPTIONS (THE “MINIMUM CONDITION”) AND (2) OMNICARE, INC. (“OMNICARE”) HAVING AVAILABLE TO IT PROCEEDS OF THE FINANCINGS CONTEMPLATED BY THE AMENDED AND RESTATED COMMITMENT LETTER OR SUCH OTHER FINANCINGS THAT ARE SUFFICIENT, TOGETHER WITH CASH ON HAND, TO CONSUMMATE THE OFFER AND THE PROPOSED MERGER AND TO REFINANCE ALL DEBT OF THE COMPANY THAT IS OR COULD BE REQUIRED TO BE REPURCHASED OR BECOMES, OR COULD BE DECLARED, DUE AND PAYABLE AS A RESULT OF THE OFFER OR THE PROPOSED MERGER OR THE FINANCING THEREOF AND TO PAY ALL RELATED FEES AND EXPENSES (THE “FINANCING CONDITION”). THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS DESCRIBED IN SECTION 9 (“CONDITIONS TO THE OFFER”) OF THIS SECOND SUPPLEMENT (THE “SECOND SUPPLEMENT”) TO THE OFFER TO PURCHASE.

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY (1) DETERMINED THAT THE MERGER AGREEMENT, THE OFFER, THE PROPOSED MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY, (2) APPROVED THE MERGER AGREEMENT, THE OFFER AND THE PROPOSED MERGER AND (3) RECOMMENDED THAT THE COMPANY’S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND (IF REQUIRED BY APPLICABLE PENNSYLVANIA LAW) APPROVE THE MERGER AGREEMENT.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

The Dealer Managers for the Offer are:

LEHMAN BROTHERS

The date of this Second Supplement is July 13, 2005

IMPORTANT

THE OFFER TO PURCHASE, THE FIRST SUPPLEMENT, THIS SECOND SUPPLEMENT AND THE RELATED REVISED (PINK) LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ ALL OF THEM IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

If you wish to tender all or any part of your shares of common stock of the Company, including the preferred stock purchase rights (the “Shares”), prior to the expiration date of the Offer, you should either (i) complete and sign the revised (pink) Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the revised (pink) Letter of Transmittal, have your signature thereon guaranteed if required by Instruction 1 of the revised (pink) Letter of Transmittal, mail or deliver the revised (pink) Letter of Transmittal (or such facsimile thereof) and any other required documents to the depositary for the Offer and either deliver the certificates for such Shares to the depositary for the Offer along with the revised (pink) Letter of Transmittal (or a facsimile thereof) or deliver such Shares pursuant to the procedures for book-entry transfers set forth in Section 4 (“Procedure for Tendering Shares”) of the Offer to Purchase, or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you have Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares.

Shareholders who have already tendered Shares pursuant to the Offer using the previously distributed Letters of Transmittal or Notices of Guaranteed Delivery and who have not withdrawn such Shares need not take any further action in order to receive the increased Offer price of $34.75 per share if Shares are accepted for payment and paid for by Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

If you desire to tender your Shares and your certificates for such Shares are not immediately available, or you cannot comply with the procedures for book-entry transfers described in the Offer to Purchase on a timely basis, you may tender such Shares by following the procedures for guaranteed delivery set forth in Section 4 (“Procedure for Tendering Shares”) of the Offer to Purchase.

A summary of the principal terms of the Offer appears on pages 1 through 5 of this Second Supplement.

Questions or requests for assistance may be directed to Innisfree M&A Incorporated, the Information Agent, or Lazard Frères & Co. LLC and Lehman Brothers Inc., the Dealer Managers, at their respective addresses and telephone numbers set forth on the back cover of this Second Supplement. You also can obtain additional copies of the Offer to Purchase, the First Supplement, this Second Supplement, the revised (pink) Letter of Transmittal and the revised (yellow) Notice of Guaranteed Delivery from the Information Agent or your broker, dealer, commercial bank, trust company or other nominee.

SUMMARY TERM SHEET

This summary term sheet is a brief description of the offer being made by Omnicare, Inc. through Nectarine Acquisition Corp., a wholly owned subsidiary of Omnicare, to purchase all of the outstanding shares of common stock, including the associated preferred stock purchase rights, of NeighborCare, Inc., at a price of $34.75 per share, net to the seller in cash, without interest and less required withholding taxes. The following are some of the questions you, as a shareholder of NeighborCare, may have and answers to those questions. You should carefully read the offer to purchase, the first supplement, this second supplement and the related revised (pink) letter of transmittal in their entirety, because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this second supplement, the offer to purchase, the first supplement and the related revised (pink) letter of transmittal.

Why is Omnicare amending the offer?

On July 6, 2005, we entered into a merger agreement with NeighborCare to acquire all of the outstanding shares of common stock of NeighborCare. We are amending the terms of the offer in accordance with the merger agreement.

What does the board of directors of NeighborCare think of this offer?

We are making the offer pursuant to our merger agreement with NeighborCare. The board of directors has unanimously approved the merger agreement, the offer and the proposed merger. The board of directors of NeighborCare also has unanimously determined that the merger agreement, the offer, the proposed merger and the other transactions contemplated by the merger agreement, which are described in this second supplement, are fair to and in the best interests of NeighborCare. Accordingly, the board of directors of NeighborCare recommends that NeighborCare’s shareholders accept the offer and tender their shares to us pursuant to the offer. See “Introduction” and section 6 (“Background of the Offer”) of this second supplement. See NeighborCare’s Amendment No. 20 to the Solicitation/Recommendation Statement on Schedule 14D-9 containing NeighborCare’s board of directors’ recommendations and reasons therefore.

What are the classes and amounts of securities sought in the offer?

We are seeking to purchase all of the outstanding shares of common stock, including the associated preferred stock purchase rights, of NeighborCare. On the date of this second supplement, Omnicare beneficially owns 100 shares of the common stock of NeighborCare. According to the Company, as of July 6, 2005, 44,124,607 shares of common stock were outstanding (exclusive of the 100 shares owned by Omnicare), an additional 259,360 shares were reserved for issuance in connection with the Company’s joint plan of reorganization confirmed by the Bankruptcy Court on September 20, 2001 and 2,159,107 shares were issuable upon or otherwise deliverable in connection with the exercise of outstanding options. Based upon this information, 23,271,488 shares must be tendered in order to satisfy the condition to the offer that shares representing at least a majority of the total voting power of all of the outstanding securities of NeighborCare entitled to vote in the election of directors or in a merger, determined on a fully diluted basis, calculated as all of the outstanding shares plus any shares underlying company options, be tendered in the offer.

How much are you offering to pay for my shares and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $34.75 per share for the common stock, including the associated preferred stock purchase rights, of NeighborCare, net to you in cash, without interest and less required withholding taxes. If you tender your shares to us in the offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Do you have the financial resources to make payment?

Yes. In order to finance the purchase of all of the shares pursuant to our tender offer and the proposed merger, refinance certain debt of Omnicare and NeighborCare, and their respective subsidiaries, provide for working capital and pay fees and expenses related to the transactions, Omnicare will use a combination of cash on hand and new debt financing. We have obtained an amended and restated commitment letter to provide such new debt financing from JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., Lehman Commercial Paper Inc., Lehman Brothers Inc., SunTrust Bank, SunTrust Capital Markets, Canadian Imperial Bank of Commerce, CIBC World Markets Corp., Merrill Lynch Bank USA, Merrill Lynch, Pierce, Fenner & Smith, Wachovia Bank, National Association and Wachovia Capital Markets, LLC, or the Commitment Parties, pursuant to which, subject to specified conditions, the Commitment Parties have agreed to provide to Omnicare $2.9 billion, or the Credit Facilities, in connection with the offer and the proposed merger. The proceeds of the Credit Facilities may be used to finance the offer and the proposed merger, to refinance certain existing indebtedness of Omnicare and NeighborCare and to pay related fees and expenses, as well as, after the initial funding date, for general corporate purposes of Omnicare and its subsidiaries in the ordinary course of business. The commitments are also subject to customary conditions, including, among other things, the execution and delivery of satisfactory loan documentation relating to the Credit Facilities containing representations, warranties, covenants and events of default substantially the same as those in Omnicare’s existing credit agreement, dated as of June 13, 2003, among Omnicare, JPMorgan Chase Bank, Lehman Commercial Paper Inc., SunTrust Bank, as administrative agent, CIBC Inc. and the other parties signatory thereto. Omnicare expects to repay amounts outstanding under the new debt financings out of cash from operations and the proceeds from other short- and long-term debt or other financings; however, Omnicare does not have any firm plans with respect to other capital raising transactions. We will need approximately $1.6 billion to purchase all of the outstanding shares (assuming the exercise of all outstanding stock options) pursuant to the offer and to pay related fees and expenses. See section 10 (“Source and Amount of Funds”) of the offer to purchase and section 5 (“Source and Amount of Funds”) of this second supplement.

Is your financial condition relevant to my decision to tender in the offer?

The financial condition of Omnicare is relevant to any decision to tender shares, because this tender offer is contingent upon our having received proceeds of the financings contemplated by our amended and restated commitment letter, or such other financings that are sufficient, together with cash on hand, to consummate our offer and the proposed merger and to refinance all debt of NeighborCare that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of our offer and the proposed merger or the financing thereof and to pay all related fees and expenses. Although we have obtained an amended and restated commitment letter, we cannot guarantee that Omnicare will be able to obtain the financings contemplated by the amended and restated commitment letter. You should consider all of the information concerning the financial condition of Omnicare included or incorporated by reference into the offer to purchase, the first supplement and this second supplement before deciding to tender shares in our offer. See section 9 (“Certain Information Concerning Purchaser and Omnicare—Available Information”) of the offer to purchase.

How long do I have to decide whether to tender in the offer?

You have until 12:00 Midnight, New York City time, on July 27, 2005, to decide whether to tender your shares in the offer. Further, if you cannot deliver everything required to make a valid tender to The Bank of New York, the depositary for the offer, prior to such time, you may be able to use a guaranteed delivery procedure to tender your shares in the offer. See section 4 (“Procedure for Tendering Shares”) of the offer to purchase and section 3 (“Procedure for Tendering Shares”) of this second supplement.

How do I tender my shares?

To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal, to The Bank of New York, the depositary for the offer, not later than the time that the offer expires. If your shares are held in street name by your broker, dealer, commercial bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary prior to the expiration of the offer, you may have a limited amount of additional time by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution, guarantee that the missing items will be received by the depositary within three business days after the expiration of the offer. However, the depositary must receive the missing items within that three business day period. See section 4 (“Procedure for Tendering Shares”) of the offer to purchase and section 3 (“Procedure for Tendering Shares”) of this second supplement.

If I already tendered my shares in the offer, do I have to do anything now?

No. You do not have to take any action with respect to any shares of common stock previously validly tendered and not properly withdrawn. If the offer is completed, these shares will be accepted for payment and you will receive the increased offer price of $34.75 per share, net to you in cash. See section 3 (“Procedure for Tendering Shares”) of this second supplement.

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the offer, we will pay for all validly tendered and not properly withdrawn shares promptly after the expiration date of the offer, subject to the satisfaction or waiver of the conditions to the offer, as set forth in section 9 (“Conditions to the Offer”) of this second supplement. We will pay for your validly tendered and not properly withdrawn shares by depositing the purchase price with The Bank of New York, the depositary for the offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by The Bank of New York of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in section 4 (“Procedure for Tendering Shares”) of the offer to purchase) and a properly completed and duly executed revised letter of transmittal and any other required documents for such shares.

Can the offer be extended and under what circumstances?

Yes. Pursuant to the merger agreement, we may extend the offer for no longer than five business days at a time beyond the scheduled expiration date, or any subsequent extended expiration date, of the offer if any of the conditions to the offer, which are described in section 9 (“Conditions to the Offer”) of this second supplement, are not satisfied or waived. We also may extend the offer for any period required by the United States Securities and Exchange Commission or by applicable law.

We also may elect to provide one or more “subsequent offering periods” of up to an additional 20 business days in the aggregate for the offer if the shares validly tendered and not withdrawn at the expiration of the offer do not represent at least 80% of the total number of shares then outstanding. A subsequent offering period, if we include one, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which shareholders may tender their shares and receive payment for shares validly tendered. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See section 1 (“Terms of the Offer; Expiration Date”) of the offer to purchase, section 1 (“Amended Terms of the Offer; Expiration Date”) of this second supplement and section 2 (“Extension of the Tender Period; Termination; Amendment”) of this second supplement.

How will I be notified if the offer is extended?

If we decide to extend the offer or provide for a subsequent offering period, we will inform The Bank of New York, the depositary for the offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the offer was scheduled to expire.

What are the most significant conditions to the offer?

The most significant conditions to the offer are the following, any or all of which may be waived, to the extent legally permissible, by us in our sole discretion:

—	NeighborCare’s shareholders having validly tendered and not withdrawn prior to the expiration of the offer that number of shares which, after giving effect to the consummation of the offer, represent at least a majority of the total voting power of all of the outstanding securities of NeighborCare entitled to vote in the election of directors or in a merger, determined on a fully diluted basis, calculated as all of the outstanding shares plus any shares underlying each outstanding option; and

—	Omnicare having available to it proceeds of the financings contemplated by its amended and restated commitment letter or such other financings that are sufficient, together with cash on hand, to consummate the offer and the proposed merger and to refinance all debt of NeighborCare that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the offer or the proposed merger or the financing thereof and to pay all related fees and expenses.

The satisfaction or existence of any of the conditions to our offer, including those summarized above, will be determined by Omnicare and Purchaser in their sole discretion. For a complete list of the conditions to the offer, see section 9 (“Conditions to the Offer”) of this second supplement.

Do I have statutory dissenters’ rights in the offer?

No. However, if you so choose, you may be entitled to exercise dissenters’ rights in the proposed merger. You will be entitled to dissenters’ rights in the proposed merger only if (i) prior to the proposed merger (A) the shares are no longer designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or listed on a national securities exchange and (B) the shares are beneficially and of record held by 2,000 persons or less or (ii) Nectarine Acquisition Corp. owns 80% of the shares and the proposed merger is consummated as a “short-form” merger pursuant to Section 1924(b)(1)(ii) of the Pennsylvania Business Corporation Law, or the PBCL. If you elect to dissent in circumstances in which dissenters’ rights are applicable and comply with the provisions of the PBCL relating to dissenters’ rights, your shares, at the effective time of the proposed merger, will not entitle you to receive the per share amount being paid by us in the offer as set forth above. You will instead be entitled to receive either the amount that the surviving corporation estimates to be the fair value of your shares or, if you disagree with that valuation, whatever consideration may be determined to be due to you by a court pursuant to the applicable provision of the PBCL. Your right to seek an appraisal under Pennsylvania law will be forfeited if you do not comply with the requirements of the PBCL relating to dissenters’ rights. See section 16 (“Certain Legal Matters; Regulatory Approvals”) of the offer to purchase.

What is the market value of my shares as of a recent date?

On July 12, 2005, the last full trading day before we amended the offer upon the terms set forth in this second supplement, the closing price of a share of common stock of NeighborCare was $34.57. We advise you to obtain a recent quotation for shares of common stock before deciding whether to tender your shares. See section 4 (“Price Range of Common Stock; Dividends”) of this second supplement.

What will happen to NeighborCare?

The merger agreement provides that, following consummation of the offer, NeighborCare will take action to cause representatives of Omnicare and Purchaser to constitute such number of directors on the NeighborCare board of directors and it’s subsidiaries’ boards of directors (or similar governing body) and each committee thereof, equal to the total number of directors multiplied by the greater of (i) 75% and (ii) the percentage that the aggregate number of shares of NeighborCare common stock beneficially owned by Omnicare or its affiliates bears to the total number of fully diluted shares then outstanding. In addition, if the offer is consummated, provided that certain conditions are met, Purchaser will be merged with and into NeighborCare, with NeighborCare surviving as a wholly owned subsidiary of Omnicare. See section 7 (“Purpose and Structure of the Offer; Plans for the Company”) of this second supplement.

Will the tender offer be followed by the proposed merger if all of the shares are not tendered in the offer?

If the offer is consummated, provided that certain conditions are met, we will cause Purchaser to merge with and into NeighborCare with the approval of NeighborCare’s shareholders by voting all of the shares of NeighborCare common stock that we acquire in the offer (which will represent at least a majority of the total voting power of all of the outstanding securities of NeighborCare on a fully diluted basis after consummation of the offer) in favor of the proposed merger. If, after the consummation of the offer, we own 80% of the common stock of NeighborCare, we will cause the proposed merger to take place without action by shareholders in accordance with Pennsylvania law.

Who can I talk to if I have questions about the offer?

You can call Innisfree M&A Incorporated, the information agent for the offer, at (877) 825-8964 (toll free) or (212) 750-5833 (call collect), or Lazard Frères & Co. LLC or Lehman Brothers Inc., the dealer managers for the offer at (212) 632-1535 or (212) 526-7850, respectively.

To: The Holders of Common Stock of NeighborCare, Inc.

INTRODUCTION

The following information (the “Second Supplement”) amends and supplements the Offer to Purchase, dated June 4, 2004 (the “Offer to Purchase”), of Nectarine Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation (“Omnicare”), as amended and supplemented by the Supplement to the Offer to Purchase, dated June 16, 2005 (the “First Supplement”). Pursuant to this Second Supplement, Purchaser is now offering to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share, including the Rights (as defined below) (the “Shares”), of NeighborCare, Inc., a Pennsylvania corporation (the “Company”), at a price of $34.75 per Share, net to the seller in cash, without interest and less required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, the First Supplement, this Second Supplement and the related revised (pink) Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time, constitute the “Offer”).

This Second Supplement should be read in conjunction with the Offer to Purchase and the First Supplement. Except as otherwise set forth in this Second Supplement and the revised (pink) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and related (blue) Letter of Transmittal, and the First Supplement and related revised (green) Letter of Transmittal remain applicable in all respects to the Offer. Unless the context requires otherwise, all capitalized terms used but not defined in this Second Supplement have the meanings ascribed to them in the Offer to Purchase or the First Supplement.

Procedures for tendering Shares are set forth in Section 4 (“Procedure for Tendering Shares”) of the Offer to Purchase as amended and supplemented by Section 3 (“Procedure for Tendering Shares”) of the First Supplement and Section 3 (“Procedure for Tendering Shares”) of this Second Supplement. Tendering shareholders may continue to use the original (blue) Letter of Transmittal and the (green) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, the revised (green) Letter of Transmittal and the revised (beige) Notice of Guaranteed Delivery previously circulated with the First Supplement or the revised (pink) Letter of Transmittal and the revised (yellow) Notice of Guaranteed Delivery circulated with this Second Supplement. Although the original (blue) Letter of Transmittal previously circulated with the Offer to Purchase and the revised (green) Letter of Transmittal previously circulated with the First Supplement do not refer to this Second Supplement, shareholders using such documents to tender their Shares will nevertheless be deemed to be tendering pursuant to the amended Offer (including the amendments and supplements made by this Second Supplement) and will receive $34.75 per Share, net to the seller in cash, without interest and less required withholding taxes, for each Share validly tendered and not properly withdrawn and accepted for payment pursuant to the Offer, subject to the conditions of the Offer.

SHARES PREVIOUSLY VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. SHAREHOLDERS ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE INCREASED OFFER PRICE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED.

The purpose of the Offer is to acquire for cash as many of the outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. The Company, Omnicare and Purchaser have entered into an Agreement and Plan of Merger, dated as of July 6, 2005 (the “Merger Agreement”), which provides for, among other things, (1) an increase in the price per Share to be paid pursuant to the Offer from $32.00 per Share to $34.75 per Share, net to the seller in cash, without interest and less required withholding taxes, (2) the modification of the conditions of the Offer to conform to the conditions or events as set forth in their entirety in Section 9 (“Conditions to the Offer”) of this Second Supplement, (3) the amendment of the Offer to conform to the terms of the Merger Agreement and (4) the Proposed Merger of Purchaser with and into the Company (the “Proposed Merger”) following consummation of the Offer. In the Proposed Merger, each Share issued and outstanding immediately prior to the Proposed Merger (other than Shares held in the treasury of the Company, by any subsidiary of the Company, by Omnicare or by any subsidiary of Omnicare and other than Dissenting Shares (as defined in the Merger Agreement)) shall be converted into the right to receive an amount in cash equal to the highest per Share price paid pursuant to the Offer, payable to the holder thereof, without interest and less required withholding taxes, upon surrender of the certificate formerly representing such Share in accordance with the terms of the Merger Agreement.

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY (1) DETERMINED THAT THE MERGER AGREEMENT, THE OFFER, THE PROPOSED MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY, (2) APPROVED THE MERGER AGREEMENT, THE OFFER AND THE PROPOSED MERGER AND (3) RECOMMENDED THAT THE COMPANY’S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND (IF REQUIRED BY APPLICABLE PENNSYLVANIA LAW) APPROVE THE MERGER AGREEMENT.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH, AFTER GIVING EFFECT TO THE CONSUMMATION OF THE OFFER, REPRESENT AT LEAST A MAJORITY OF THE TOTAL VOTING POWER OF ALL OF THE OUTSTANDING SECURITIES OF THE COMPANY ENTITLED TO VOTE IN THE ELECTION OF DIRECTORS OR IN A MERGER, DETERMINED ON A FULLY DILUTED BASIS, CALCULATED AS ALL OF THE OUTSTANDING SHARES PLUS ANY SHARES UNDERLYING COMPANY OPTIONS (THE “MINIMUM CONDITION”) AND (2) OMNICARE HAVING AVAILABLE TO IT PROCEEDS OF THE FINANCINGS CONTEMPLATED BY ITS AMENDED AND RESTATED COMMITMENT LETTER OR SUCH OTHER FINANCINGS THAT ARE SUFFICIENT, TOGETHER WITH CASH ON HAND, TO CONSUMMATE THE OFFER AND THE PROPOSED MERGER AND TO REFINANCE ALL DEBT OF THE COMPANY THAT IS OR COULD BE REQUIRED TO BE REPURCHASED OR BECOMES, OR COULD BE DECLARED, DUE AND PAYABLE AS A RESULT OF THE OFFER OR THE PROPOSED MERGER OR THE FINANCING THEREOF AND TO PAY ALL RELATED FEES AND EXPENSES (THE “FINANCING CONDITION”). THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS DESCRIBED IN SECTION 9 (“CONDITIONS TO THE OFFER”) OF THIS SECOND SUPPLEMENT.

We have been advised by the Company that the Company’s financial advisor, Goldman Sachs & Co. (“Goldman Sachs”), delivered to the Company’s board of directors a written opinion, dated July 6, 2005, to the effect, as of that date and based upon and subject to the factors and assumptions stated in the opinion, the $34.75 per Share in cash consideration to be received in the Offer and the Proposed Merger by holders of Shares (other than Omnicare, Purchaser and their respective affiliates) is fair from a financial point of view to those holders. This opinion, which sets forth assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with the opinion, is set forth in full as Annex A to the Company’s Amendment No. 20 to the Solicitation/Recommendation Statement on Schedule 14D-9.

According to the Company, as of July 6, 2005, 44,124,607 Shares of common stock were outstanding (exclusive of the 100 Shares owned by Omnicare), an additional 259,360 Shares were reserved for issuance in connection with the Company’s joint plan of reorganization confirmed by the Bankruptcy Court on September 20, 2001 and 2,159,107 Shares were issuable upon or otherwise deliverable in connection with the exercise of outstanding options. Based upon this information, 23,271,488 Shares must be tendered in order to satisfy the condition to the Offer that shares representing at least a majority of the total voting power of all of the outstanding securities of the Company entitled to vote in the election of directors or in a merger, determined on a fully diluted basis, calculated as all of the outstanding Shares plus any Shares underlying Company options, be tendered in the Offer. The actual minimum number of Shares required to be validly tendered and not properly withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied will depend on the facts as they exist on the date of purchase. If the Minimum Condition is satisfied and Purchaser accepts for payment the Shares tendered pursuant to the Offer, Omnicare and Purchaser will be able to designate no less than 75% of the members of the Company’s board of directors and to effect the Proposed Merger without the affirmative vote of any other shareholder of the Company.

According to the Company, the Company has been advised by each of its directors and executive officers that each such person intends to tender all Shares owned by such person in the Offer. We have been advised by the Company that, as of July 6, 2005, as a group, all of the directors and executive officers of the Company beneficially owned in the aggregate 5,289,679 Shares (excluding options to purchase Shares and shares of restricted stock).

Consummation of the Proposed Merger is subject to the satisfaction or waiver of a number of conditions, including, if required, the approval and adoption of the Merger Agreement by the requisite vote or consent of the shareholders of the Company. Under the Pennsylvania Business Corporation Law (the “PBCL”), the affirmative vote of the holders of at least a majority of the outstanding Shares is required to approve and adopt the Merger Agreement. If Purchaser owns 80% or more of the outstanding Shares, following consummation of the Offer, Purchaser would be able to consummate the Proposed Merger pursuant to the “short-form” merger provisions of Section 1924(b)(1)(ii) of the PBCL, without any action by any other shareholder. In such event, Purchaser intends to effect the Proposed Merger no later than the day following the Acceptance Date (as defined in the Merger Agreement) as promptly as practicable following the acceptance for payment and payment for Shares pursuant to the Offer.

THIS OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF SHAREHOLDERS OF THE COMPANY OR A SOLICITATION OF AGENT DESIGNATIONS TO CALL A SPECIAL MEETING OF SHAREHOLDERS OF THE COMPANY. ANY SOLICITATION OF PROXIES WHICH PURCHASER OR OMNICARE MIGHT MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY OR CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934 AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER (THE “EXCHANGE ACT”).

THE OFFER TO PURCHASE, THE FIRST SUPPLEMENT, THIS SECOND SUPPLEMENT AND THE RELATED REVISED (PINK) LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ ALL OF THEM IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. Amended Terms of the Offer; Expiration Date.

The discussions set forth in Section 1 (“Terms of the Offer; Expiration Date”) of the Offer to Purchase and Section 1 (“Amended Terms of the Offer; Expiration Date”) of the First Supplement are hereby amended and supplemented as follows:

Pursuant to the Merger Agreement, the Purchaser has agreed to purchase all outstanding Shares at a price of $34.75 per Share, net to the seller in cash, without interest and less required withholding taxes, upon the terms and subject to the conditions of the Offer. All shareholders whose Shares are validly tendered and not properly withdrawn and accepted for payment pursuant to the Offer (including Shares tendered and not properly withdrawn prior to the date of this Second Supplement) will receive this increased price. The Offer will expire at 12:00 Midnight, New York City time, on July 27, 2005, unless the Purchaser shall have extended the period during which the Offer is open. “Expiration Date” means 12:00 Midnight, New York City time on July 27, 2005, unless we further extend the period of time for which the Offer is open, in which event, “Expiration Date” means the latest time and date on which the Offer, as so extended, shall expire.

THE OFFER IS CONDITIONED UPON THE SATISFACTION OF EACH OF THE CONDITIONS DESCRIBED IN SECTION 9 (“CONDITIONS TO THE OFFER”) OF THIS SECOND SUPPLEMENT.

Under Exchange Act Rule 14d-11 and the terms of the Merger Agreement, Purchaser may, subject to certain conditions, provide a subsequent offering period of from three to 20 business days following the Expiration Date. A subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender Shares not tendered in the Offer. A subsequent offering period, if one is included, is not an extension of the Offer, which already would have been completed.

Purchaser does not currently intend to include a subsequent offering period in the Offer, although it reserves the right to do so in its sole discretion. Under Exchange Act Rule 14d-7, no withdrawal rights apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. Purchaser will pay the same consideration to shareholders tendering Shares in the Offer or in a subsequent offering period, if it includes one.

According to the Company, as of July 6, 2005, there were 44,124,607 Shares outstanding (exclusive of the 100 Shares owned by Omnicare), 259,360 Shares reserved for issuance in connection with the Company’s joint plan of reorganization confirmed by the Bankruptcy Court on September 20, 2001 and 2,159,107 Shares were issuable upon or otherwise deliverable in connection with the exercise of outstanding options. Based upon this information, 23,271,488 Shares must be tendered in order to satisfy the condition to the Offer that Shares representing at least a majority of the total voting power of all of the outstanding securities of the Company entitled to vote in the election of directors or in a merger, determined on a fully diluted basis, calculated as all of the outstanding Shares plus any Shares underlying Company options, be tendered in the Offer. The actual minimum number of Shares required to satisfy the Minimum Condition will depend on the facts as they exist on the date of purchase.

Pursuant to the Merger Agreement, the Company has represented and warranted, among other things, that it has taken all necessary action to amend the Rights Agreement so that the execution of the Merger Agreement and the consummation of the transactions contemplated in the Merger Agreement, including the Offer and the Proposed Merger, will not result in the ability of any person to exercise any Rights or enable or require such Rights to separate from the Shares of the Company’s stock to which they are attached or to be triggered or become exercisable.

2. Extension of the Tender Period; Termination; Amendment.

The discussion set forth in Section 2 (“Extension of the Tender Period; Termination; Amendment”) of the Offer to Purchase is hereby amended and supplemented as follows:

As provided in the Merger Agreement, Omnicare and Purchaser reserve the right to modify the terms of the Offer or waive any condition to the Offer, except that, without the consent of the Company, Omnicare and Purchaser may not (1) reduce the number of Shares subject to the Offer; (2) reduce the price per Share to be paid in the Offer; (3) waive the Minimum Condition; (4) amend or add conditions to the Offer; (5) except as provided below, extend the Offer; (6) change the form of or reduce the consideration to be paid in the Offer; or (7) amend any other term of the Offer in any manner adverse to the shareholders of the Company.

Notwithstanding the foregoing, Omnicare and Purchaser (1) shall extend the Offer for no longer than five business days at any one time, if at the scheduled or extended expiration date of the Offer any of the conditions to the Offer are not satisfied or waived, until such time as such conditions are satisfied or waived, (2) shall extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) applicable to the Offer or (3) may extend the Offer for one or more subsequent offering periods of up to an additional 20 business days in the aggregate pursuant to Rule 14d-11 of the Exchange Act; provided that, in the case of clause (3) above, Purchaser shall immediately accept for payment and promptly pay for all Shares validly tendered and not properly withdrawn during the offering period in accordance with Rule 14d-11 of the Exchange Act.

3. Procedure for Tendering Shares.

The discussions set forth in Section 4 (“Procedure for Tendering Shares”) of the Offer to Purchase and Section 3 (“Procedure for Tendering Shares”) of the First Supplement are hereby amended and supplemented as follows:

Tendering shareholders may continue to use the original (blue) Letter of Transmittal and the original (green) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, the revised (green) Letter of Transmittal and the revised (beige) Notice of Guaranteed Delivery previously circulated with the First Supplement or the revised (pink) Letter of Transmittal and the revised (yellow) Notice of Guaranteed Delivery circulated with this Second Supplement. Although the original (blue) Letter of Transmittal previously circulated with the Offer to Purchase and the revised (green) Letter of Transmittal previously circulated with the First Supplement do not refer to this Second Supplement, shareholders using such documents to tender their Shares will nevertheless be deemed to be tendering pursuant to the amended Offer (including the amendments and supplements made by this Second Supplement) and will receive $34.75 per Share, net to the seller in cash, without interest and less required withholding taxes, for each Share validly tendered and not properly withdrawn and accepted for payment pursuant to the Offer. Procedures for tendering Shares are set forth in Section 4 (“Procedure for Tendering Shares”) of the Offer to Purchase.

SHARES PREVIOUSLY VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. SHAREHOLDERS ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE INCREASED OFFER PRICE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE IS UTILIZED.

4. Price Range of Common Stock; Dividends.

The discussions set forth in Section 7 (“Price Range of Common Stock; Dividends”) of the Offer to Purchase and Section 5 (“Price Range of Common Stock; Dividends”) of the First Supplement are hereby amended and supplemented as follows:

The following table sets forth, for the periods indicated based on the Company’s fiscal year that ends on September 30, the reported high and low closing sales prices per share of the Company’s common stock on the NASDAQ based on published financial sources for the Company’s third fiscal quarter through July 12, 2005.

	High	Low
Fiscal 2005
Third Quarter	33.70	28.00
Fourth Quarter through July 12, 2005	34.59	33.50

On July 5, 2005, the last full trading day prior to the announcement of the Merger Agreement, the reported closing price per share of common stock was $34.27. The Company has not declared or paid any dividends on its stock for the periods represented above.

WE URGE YOU TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

5. Source and Amount of Funds.

The discussions set forth in Section 10 (“Source and Amount of Funds”) of the Offer to Purchase and Section 8 (“Source and Amount of Funds”) of the First Supplement are hereby amended and supplemented as follows:

The Offer is conditioned upon receipt by Omnicare of the proceeds of the financings contemplated by its amended and restated commitment letter (the “Amended and Restated Commitment Letter”) from JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., Lehman Commercial Paper Inc., Lehman Brothers Inc., SunTrust Bank, SunTrust Capital Markets, Canadian Imperial Bank of Commerce, CIBC World Markets Corp., Merrill Lynch Bank USA, Merrill Lynch, Pierce, Fenner & Smith, Wachovia Bank, National Association and Wachovia Capital Markets, LLC (collectively, the “Commitment Parties”), or such other financings that are sufficient, together with cash on hand, to consummate the Offer and the Proposed Merger and to refinance all debt of the Company that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Offer or the Proposed Merger or the financing thereof and to pay all related fees and expenses. As a result of the increase in the Offer price, we will need approximately $1.6 billion to purchase all of the outstanding Shares (assuming the exercise of all outstanding stock options) pursuant to the Offer and to pay related fees and expenses.

On July 6, 2005, Omnicare obtained the Amended and Restated Commitment Letter from the Commitment Parties. The Amended and Restated Commitment Letter provides for senior bank financing under the Credit Facilities to Omnicare in an aggregate amount of $2.9 billion. The Credit Facilities will be comprised of:

—	a $800 million revolving credit facility, maturing five years after the initial funding date (the “Closing Date”);

—	a $700 million senior term loan facility (“Senior Term Loan Facility”) maturing five years after the Closing Date; and

—	a $1.4 billion 364-day facility (the “364-Day Facility”) maturing 364 days after the Closing Date.

In addition to the increase of the borrowed amount under the 364-Day Facility, the Amended and Restated Commitment Letter provides that the applicable interest rate margin on borrowing under the 364-Day Facility will be 0.75% and such margin shall not be subject to Omnicare’s senior unsecured long-term debt securities rating and also provides that the loans under the Senior Term Loan Facility shall not be subject to interim scheduled amortization. Other than as noted above, the material terms and conditions previously described in the Offer to Purchase with respect to the Commitment Letter, as amended, and the Credit Facilities remain substantially unchanged.

The foregoing description of the Commitment Letter, the Amended and Restated Commitment Letter and the Credit Facilities are qualified in their entirety by reference to the Commitment Letter and the Amended and Restated Commitment Letter, copies of which are filed as Exhibits (b)(1) and (b)(4), respectively, to the Schedule TO.

6. Background of the Offer.

On June 16, 2005, Omnicare filed the First Supplement increasing its cash offer for all of the outstanding Shares to $32.00 per share in cash. On that same day, representatives of one of Omnicare’s financial advisors, Lazard Frères & Co. LLC, contacted a representative of the Company’s financial advisor, Goldman, Sachs & Co., to discuss Omnicare’s revised Offer.

Later that day, the Company issued a press release announcing that its board of directors was considering Omnicare’s revised Offer and urging shareholders to take no action at that time with respect to the revised Offer.

On June 27, 2005, the Company filed an amendment to its Schedule 14D-9 that included the recommendation of the Company’s board of directors that the Company’s shareholders reject Omnicare’s Offer. Omnicare issued a press release, on the same day, stating that it was disappointed with the recommendation of the Company’s board of directors and urging the board of directors to reconsider its recommendation.

On June 27, 2005, a representative of Goldman Sachs contacted a representative of Lazard to inform Lazard of the Company board of directors’ reaction to Omnicare’s Offer. During this conversation, the Goldman Sachs representative suggested that the Company might be willing to engage in discussions and negotiations with Omnicare if Omnicare could indicate that it was willing to consider a higher purchase price. On June 28, 2005, the representatives of Lazard contacted the representative of Goldman Sachs and informed him that Omnicare would be willing to consider raising its offer price if it were provided with an opportunity to conduct due diligence of the Company and if the Company was willing to engage in discussions and negotiations concerning a potential acquisition of the Company. During that week, Omnicare’s and the Company’s legal and financial advisors also began exploring the possibility that representatives of Omnicare be given an opportunity to meet with representatives of the Company to discuss the Company’s business and operations, including its financial condition, and conduct additional due diligence of the Company.

On June 30, 2005, Omnicare announced that it had extended the Offer until 5:00 p.m., New York City time, on July 29, 2005.

After the close of business on July 1, 2005, Lazard informed Goldman Sachs that, subject to satisfactory completion of due diligence and negotiation of a mutually satisfactory merger agreement, Omnicare would be prepared to consider a purchase price for the Shares in excess of the then-prevailing market prices of the Shares. Thereafter, Omnicare and the Company entered into a non-disclosure agreement. Later that evening, representatives of Omnicare and the Company and their respective financial advisors met at one of the Company’s facilities in Baltimore, Maryland to review the Company’s business and operations, including its financial condition.

On July 2, 2005, Omnicare’s and the Company’s financial advisors continued to review the Company’s business and operations and to negotiate the price, general terms and structure of a potential acquisition of the Company by Omnicare. Representatives of Omnicare and the Company and their respective legal and financial advisors also discussed the process by which Omnicare would be given an opportunity to conduct additional due diligence of the Company. Later that day, Dewey Ballantine LLP, counsel to Omnicare, delivered a merger agreement to Wachtell, Lipton, Rosen & Katz, the Company’s outside counsel.

On July 3, 2005, after further discussion regarding the general terms and structure of a potential acquisition of the Company by Omnicare, including price, Omnicare and the Company agreed in principle to a $34.75 per Share cash purchase price, subject to satisfactory completion of due diligence and negotiation of a mutually satisfactory merger agreement. Omnicare and the Company and their respective advisors continued to negotiate the remaining terms and conditions of an acquisition, including the terms of the merger agreement, almost continuously throughout the period from July 3 through July 6, 2005.

In addition, from July 3 through July 6, 2005, representatives of Omnicare and its legal and financial advisors conducted due diligence of the Company’s business and operations (including meeting with representatives of the Company and its legal and financial advisors and reviewing documents).

On the morning of July 5, 2005, Omnicare and the Company announced that were they in negotiations for a potential acquisition of all of the outstanding Shares for $34.75 per Share in cash. Because negotiations of the definitive terms and conditions were ongoing at that time, Omnicare and the Company also pointed out that there was no assurance that a definitive agreement would be concluded.

On the evening of July 6, 2005, Omnicare, Purchaser and the Company executed the Merger Agreement, and on July 7, 2005, Omnicare and the Company issued a press release announcing execution of the Merger Agreement and Omnicare’s intention to revise the Offer.

7. Purpose and Structure of the Offer; Plans for the Company.

The discussion under Section 12 (“Purpose and Structure of the Offer; Plans for the Company”) of the Offer to Purchase and Section 10 (“Purchase and Structure of the Offer; Plans for the Company”) of the First Supplement are hereby amended and supplemented as follows:

Purpose Of The Offer. The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of the Company. Purchaser currently intends, promptly after the consummation of the Offer, to designate that number of directors to the Company’s board of directors and it’s subsidiaries’ boards of directors (or similar governing body) and each committee thereof which is equal to the total number of directors multiplied by the greater of (i) 75% and (ii) the percentage the aggregate number of Shares of the Company beneficially owned by Omnicare or its affiliates bears to the total number of fully diluted Shares then outstanding, as provided pursuant to the Merger Agreement. Pursuant to the Merger Agreement, Omnicare and the Company have agreed to effect the Proposed Merger in accordance with the provisions of the Merger Agreement as promptly as practicable following the consummation of the Offer.

If Purchaser owns 80% or more of the outstanding Shares, following consummation of the Offer, Purchaser intends to consummate the Proposed Merger as a “short-form” merger pursuant to Section 1924(b)(1)(ii) of the PBCL. Under such circumstances, neither the approval of any shareholder (other than Purchaser) nor the Company’s board of directors would be required. Upon consummation of the Proposed Merger, the Company will become a wholly owned subsidiary of Omnicare.

If Purchaser owns less than 80% of the outstanding Shares, following the consummation of the Offer, the Company’s board of directors will be required to submit the Proposed Merger to the Company’s shareholders for approval at a shareholders’ meeting convened for that purpose in accordance with Pennsylvania law. If the

Minimum Condition is satisfied, we will, upon consummation of the Offer, have sufficient voting power to ensure approval of the Proposed Merger at the shareholders’ meeting without the affirmative vote of any other shareholder.

8. The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed with the SEC as Exhibit (a)(5)(A) to Amendment Number 33 to the Schedule TO, and is incorporated herein by reference. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

THE OFFER. The Merger Agreement provides that, subject to the provisions of the Merger Agreement, Omnicare and Purchaser will amend the Offer (i) to increase the price per Share to be paid pursuant to the Offer from $32.00 per Share to $34.75 per Share, net to the seller in cash, without interest and less required withholding taxes, (ii) to amend and restate the conditions to the Offer as set forth in their entirety in Section 9 (“Conditions to the Offer”) of this Second Supplement and (iii) to make such other amendments as are necessary or appropriate to conform the Offer to the requirements of the Merger Agreement. Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition, the Financing Condition and the other conditions described in Section 9 (“Conditions to the Offer”) of this Second Supplement. The Merger Agreement provides that each shareholder of the Company who tenders Shares in the Offer will receive $34.75 for each Share tendered, net to the holder in cash, without interest and less required withholding taxes. Omnicare and Purchaser each reserve the right to modify the terms of the Offer, except that, without the consent of the Company, Omnicare and Purchaser have agreed that they will not:

(i) reduce the number of Shares subject to the Offer;

(ii) reduce the price per Share to be paid in the Offer;

(iii) waive the Minimum Condition;

(iv) amend or add conditions to the Offer;

(v) except as provided below, extend the Offer;

(vi) change the form of or reduce the consideration to be paid in the Offer; or

(vii) amend any other term of the Offer in any manner adverse to the shareholders of the Company.

EXTENSIONS OF THE OFFER. Pursuant to the Merger Agreement, Omnicare and Purchaser (i) shall extend the Offer for no longer than five business days at any one time, if at the scheduled or extended expiration date of the Offer any of the conditions to the Offer are not satisfied or waived, and (ii) shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer.

The Merger Agreement obligates Purchaser to accept for payment, as soon as possible after the expiration of the Offer, and pay for (after giving effect to any required withholding tax), all Shares validly tendered pursuant to the Offer and not properly withdrawn (the date of acceptance for payment the “Acceptance Date”).

SUBSEQUENT OFFERING PERIOD. If at the expiration of the Offer the Shares validly tendered and not withdrawn do not represent at least 80% of the total number of Shares then outstanding, the Merger Agreement permits Omnicare and Purchaser to provide for, in compliance with applicable law, one or more subsequent offering periods of up to an additional 20 business days in the aggregate; provided, however, Purchaser shall immediately accept for payment and promptly pay for all Shares validly tendered and not properly withdrawn, during the initial offering period.

DIRECTORS. The Merger Agreement provides that, subject to applicable laws, promptly upon the payment by Purchaser for Shares pursuant to the Offer, Omnicare will be entitled to designate, subject to Section 14(f) of the Exchange Act, such number of directors, rounded up to the next whole number, to the board of directors of the Company, each subsidiary of the Company and each committee thereof as is equal to the product of the total number of directors on the board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the greater of (i) 75% and (ii) the percentage that the aggregate number of Shares beneficially owned by Omnicare or its affiliates bears to the total number of fully diluted Shares then outstanding. The Company shall, upon the request of Omnicare, take all actions necessary to cause Omnicare’s designees to be so elected. The Merger Agreement provides that until such time as the Proposed Merger becomes effective (the “Effective Time”), the Company’s board of directors must have at least three directors who were directors on the date of the Merger Agreement or who were selected by a majority vote of the continuing directors then in office (“Continuing Directors”).

Following the election or appointment of Omnicare’s designees to the board of directors of the Company and until the Effective Time, the approval of a majority of the Continuing Directors will be required to authorize:

(i) any amendment or termination of the Merger Agreement by the Company;

(ii) any exercise or waiver of any of the Company’s rights or remedies under the Merger Agreement;

(iii) any extension of the time for performance of Omnicare’s and Purchaser’s respective obligations under the Merger Agreement;

(iv) any agreement between the Company and any of its subsidiaries, on the one hand, and Omnicare, Purchaser and any of their affiliates (other than the Company and any of its subsidiaries) on the other hand; or

(v) any action that would prevent or would materially delay the consummation of the Proposed Merger.

THE PROPOSED MERGER. The Merger Agreement provides that, at the Effective Time, Purchaser will be merged with and into the Company in accordance with the laws of the State of Delaware and the Commonwealth of Pennsylvania. At that time, the separate corporate existence of Purchaser will cease, and the Company will continue as a wholly owned subsidiary of Omnicare (the “Surviving Corporation”).

Under the terms of the Merger Agreement, at the Effective Time, each Share then outstanding (other than Dissenting Shares and Shares held by the Company or any subsidiary of the Company) will be converted into the right to receive an amount in cash equal to the per Share amount paid in the Offer (the “Merger Consideration”), without any interest thereon. Immediately following the Effective Time, all Shares (other than Shares held by the Company or any subsidiary of the Company, but excluding bankruptcy shares) shall be cancelled and retired, and each holder of the Shares shall cease to have any rights with respect to such Shares, except for the right to receive, without interests thereon, the Merger Consideration. Dissenting Shares held by shareholders who have properly perfected dissenters’ rights under the PBCL shall not be converted into the right to receive the Merger Consideration after the Effective Time unless and until the holder of such Shares withdraws his demand for appraisal.

STOCK OPTIONS. The Merger Agreement provides that, prior to the Effective Time, the Company shall take all such actions necessary to cause each then outstanding option, whether or not vested, granted or issued under the Company’s equity compensation plans in effect on the date of the Merger Agreement (each, a “Company Option”) to be automatically converted at the Effective Time into the right to receive an amount in cash (less any required tax withholdings) determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such Company Option by (ii) the number of Shares covered by such Company Option, subject to applicable income and employment withholding taxes. The conversion of a Company Option into the right to receive the payment shall be deemed a cancellation of such Company Option and a release of any and all rights the holder had or may have had in respect of such Company Option. Subject to the provisions of the Merger Agreement, immediately prior to the Effective Time, any then-outstanding restricted shares of Company common stock held under the Company Stock Plans shall be fully vested, subject to applicable income and employment withholding taxes. Each such share shall be converted into the right to receive the Merger Consideration.

DISSENTERS’ RIGHTS. See Section 16 (“Certain Legal Matters; Regulatory Approvals—Dissenters’ Rights”) of the Offer to Purchase.

REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, Omnicare and Purchaser have made customary representations and warranties to the Company, including representations relating to organization and qualification, authorization of agreement and other documents, no violation, financing and operations of Purchaser.

In addition, pursuant to the Merger Agreement, the Company has made customary representations and warranties to Omnicare and Purchaser, including representations relating to organization and qualification, subsidiaries, capitalization, constituent documents, corporate power and authority, no violation, compliance with laws, licenses, permits and compliance, institutional pharmacy business, SEC documents, Company financial statements, real estate, intellectual property, information technology, contracts, insurance, litigation, taxes, labor matters, employee benefit matters, affiliated transactions, absence of certain changes of events, brokers, opinion of financial advisor, state takeover statutes, rights agreement, required shareholder vote, board approval, no undisclosed liabilities, customers, suppliers and certain healthcare legal matters.

Certain representations and warranties made by Omnicare and the Company are qualified by “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement and this Second Supplement, the term “Material Adverse Effect” with respect to the Company means any change or effect that is materially adverse to the business, operations or financial condition of the Company and its subsidiaries, taken as a whole; provided, however, that no change or effect resulting from, relating to or arising in connection with any of the following shall be taken into account in determining the existence or possibility of a Material Adverse Effect with respect to the Company (except, in the cases of clauses (A) and (B), to the extent such change or effect has had a disproportionate effect on the Company and its Subsidiaries as compared to other persons in the industries in which the Company conducts business and except, in the case of clause (C), to the extent such change or effect results from, relates to or arises in connection with any breach of the representations and warranties relating to statements made to the Internal Revenue Service (the “IRS”) in connection with the private letter ruling dated September 30, 2003 and the supplemental private letter ruling dated May 24, 2005): (A) changes or conditions generally affecting the U.S. economy or financial markets; (B) changes (including changes of law or regulation) or conditions generally affecting the industries in which the Company conducts business; (C) changes or effects since June 15, 2005, substantially resulting from, relating to or arising in connection with (1) the fact, existence or public awareness of Omnicare’s Offer to acquire the Company, (2) the Offer, (3) any actions taken in respect of any of the foregoing, the announcement of the Merger Agreement or (4) any actions pursuant to the Merger Agreement; (D) any inability to attract new customers during the period from and after July 5, 2005; (E) any failure by the Company to meet any internal or published projections, forecasts or predictions of financial performance for any period ending on or after June 30, 2005, or (F) any adverse change in the stock price of the Company. With respect to Omnicare, the term “Material Adverse Effect” means any change or effect that is materially adverse to (A) the business, operations or financial condition of Omnicare and its subsidiaries, taken as a whole or (B) the ability of Omnicare or any of its subsidiaries to consummate any of the transactions contemplated by the Merger Agreement or the ability of Omnicare or Purchaser to obtain sufficient funding on a timely basis or to obtain the financing provided for in the Amended and Restated Commitment Letter or to satisfy on a timely basis the conditions to borrowing under the financing.

FURTHER ACTION. The Merger Agreement provides that each of Omnicare and the Company will use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as soon as reasonably practicable, the transactions contemplated by the Merger Agreement, and consult and fully cooperate with and provide reasonable assistance to each other in (i) the preparation and filing with the SEC of the proxy statement or information statement relating to the vote of the Company’s shareholders with respect to the Merger Agreement, if required, and any necessary amendments or supplements, (ii) seeking to have each such proxy statement cleared by the SEC as soon as reasonably practicable after filing, (iii) determining and obtaining all necessary consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications or other permission or action by, and giving all necessary notices to and making all necessary filings with and applications and submissions to, any governmental authority or other person, (iv) lifting any permanent or preliminary injunction or restraining order or other similar order issued or entered by any court or other governmental authority of competent jurisdiction, (v) providing all such information about such party, its subsidiaries and its officers, directors and affiliates and making all applications and filings as may be necessary or reasonably requested in connection with any of the foregoing, (vi) using reasonable efforts to obtain all consents under or with respect to, any Company permit, contract, lease, agreement, purchase order, sales order or other instrument, where the consummation of the transactions contemplated hereby would be prohibited or constitute an event of default, or grounds for acceleration or termination, in the absence of such consent and (vii) in general, consummating and making effective the transactions contemplated by the Merger Agreement. Each of Omnicare and the Company agrees, upon the other party’s reasonable request and to the extent it is legally able to do so, to use its commercially reasonable efforts to provide any documentation or make any filing as may be necessary to mitigate, reduce or eliminate any potential tax with respect to the transactions contemplated by the Merger Agreement.

NOTICES; UPDATES. The Merger Agreement provides that each of Omnicare and the Company shall, promptly upon receiving knowledge thereof, deliver to the other written notice of any event or development that would, or would reasonably be expected to, result in any condition to the Offer or condition to the consummation of the Proposed Merger not to be satisfied by the next expected Offer expiration date. No such disclosure shall be deemed to avoid or cure any such misrepresentations or breach.

FINANCING. Omnicare shall use reasonable efforts to obtain the financing on the terms and conditions described in the Amended and Restated Commitment Letter, including using reasonable efforts to (i) negotiate definite agreements with respect to the Amended and Restated Commitment Letter on terms and conditions contained therein, (ii) satisfy all conditions applicable to Omnicare in such definitive agreements, (iii) comply with its obligations under the Amended and Restated Commitment Letter, (iv) enforce its rights under the Amended and Restated Commitment Letter and (v) in the event the Amended and Restated Commitment Letter is terminated prior to the closing of the Proposed Merger (the “Closing”), obtain a renewal of, or a substitute for, the Amended and Restated Commitment Letter on terms and conditions substantially comparable in all material respects to the terms and conditions contemplated in the Amended and Restated Commitment Letter or on more favorable terms to Omnicare. In the event any portion of the financing becomes unavailable on terms and conditions comparable in all material respect to the terms and conditions contemplated in the Amended and Restated Commitment Letter, Omnicare shall use reasonable efforts to arrange to obtain any such portion from alternative sources on substantially comparable and not materially less favorable terms to Omnicare. Omnicare shall give the Company prompt notice on becoming aware of any material breach by any party of the Amended and Restated Commitment Letter or any termination of the Amended and Restated Commitment Letter. Omnicare shall keep the Company reasonably informed of the status of its efforts to arrange the financing.

CONDUCT OF THE COMPANY. The Merger Agreement provides that, until such time as Omnicare’s designees shall constitute at least 75% of the members of the board of directors of the Company, the Company shall conduct its operations in the ordinary course consistent with past practice, and shall use reasonable efforts to maintain and preserve its business organization and its material rights and maintain relationships with customers, suppliers, lessees, licensees and other third parties. Without limiting the foregoing, during the period from the date of the Merger Agreement until the Acceptance Date, the Company and each of its subsidiaries shall not, except as otherwise expressly contemplated by the Merger Agreement or as set forth in the Company’s public filings with the SEC filed prior to the date of the Merger Agreement, without the prior written consent of Omnicare:

(i) do or effect any of the following actions with respect to its securities: (A) adjust, split, combine or reclassify its capital stock, (B) except in the ordinary course of business (including in connection with the exercise of Company Options or restricted shares), make, declare or pay any dividend or distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock (other than dividends or distributions from a subsidiary of the Company to the Company or another subsidiary) or any securities or obligations convertible into or exchangeable for any shares of its capital stock, (C) grant any person any right or option to acquire any shares of its capital stock, (D) issue, deliver or sell or agree to issue, deliver or sell any additional shares of its capital stock or any securities or obligations convertible into or exchangeable or exercisable for any shares of its capital stock or such securities (except pursuant to the exercise of Company Options that are outstanding as of the Merger Agreement) or (E) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of the Company capital stock;

(ii) make or propose any changes in its articles of incorporation, by-laws or other similar governing documents;

(iii) modify, extend the term or forgive or cancel any outstanding loans owed to the Company or any of its subsidiaries by any current or former directors, officers, employees consultants or independent contractors of such entities;

(iv) other than in the ordinary course of business, enter into any transaction with any director or executive officer of the Company or any of its subsidiaries or any immediate family member of any such director or executive officer;

(v) enter into any Company Agreement or any other agreement, commitment or transaction, or agree to enter into any such agreement or transaction, or modify or extend any such agreement or transaction, involving payments by the Company in excess of $250,000 individually or $1,000,000 in the aggregate, including a purchase, sale, lease, other disposition of assets or capital stock (including securities of subsidiaries);

(vi) except with respect to joint ventures of other partnerships of the Company in the ordinary course of business consistent with past practice (both in scope and amount), make any loans, advances or capital contributions to, or investments in, any other person;

(vii) apply any of its assets or properties to the direct or indirect payment, discharge, satisfaction or reduction of any amount payable, directly or indirectly, to or for the benefit of any affiliate or related party or enter into any transaction with any affiliate or related party (except for payment of salary and other customary expense reimbursements made in the ordinary course of business to related parties who are employees, directors or consultants of the Company or its subsidiaries);

(viii) grant or make any mortgage or pledge or subject itself or any of its material assets or properties to any material lien, except permitted encumbrances;

(ix) except as required in accordance with GAAP, revalue any of its assets, including writing down the value of its inventory or writing off notes or accounts receivable, other than in the ordinary course of business;

(x) pursuant to or within the meaning of any bankruptcy law, (A) commence a voluntary case, (B) consent to the entry of an order for relief against it in an involuntary case, (C) consent to the appointment of a custodian of it or for all or substantially all of its property or (D) make a general assignment for the benefit of its creditors;

(xi) other than in the ordinary course of business consistent with past practice under existing lines of credit, incur, create, assume or otherwise become liable for any material indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other person (other than transactions solely between the Company and one or more subsidiaries or between subsidiaries and the Company);

(xii) create any subsidiaries;

(xiii) except with respect to annual salary increases in the ordinary course of business consistent with past practice (both in scope and amount) (A) except to the extent required by law or by written agreements existing on the date of the Merger Agreement that have been disclosed or made available to Omnicare, grant or announce any stock option, equity or incentive awards or the increase in the salaries, bonuses or other compensation and benefits payable by the Company or any of its subsidiaries to any of the employees, officers, directors, consultants, agents, independent contractors or other individual service providers of the Company or any of its subsidiaries or (B) hire any new employees, except in the ordinary course of business consistent with past practice with respect to employees with an annual base and incentive compensation opportunity not to exceed $150,000, (C) except to the extent required by law or by written agreements existing on the date of the Merger Agreement that have been disclosed or made available to Omnicare, pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing plan or other agreement or arrangement in effect on the date of the Merger Agreement to any employee, officer, director, consultant, agent, independent contractor or other individual service provider of the Company or any of its subsidiaries, whether past or present, (D) except to the extent required by law or by written agreements existing on the date of the Merger Agreement that have been disclosed or made available to Omnicare, enter into or amend any contracts of employment or any consulting, bonus, severance, retention, retirement or similar agreement except for agreements for newly hired employees in the ordinary course of business consistent with past practice with an annual base and incentive compensation opportunity not to exceed $150,000 or (E) except as required to ensure that any plan is not then out of compliance with law, enter into or adopt any new, or materially increase benefits under or renew or amend any existing, plan or benefit arrangement or any collective bargaining agreement;

(xiv) change any method, practice or principle of financial accounting, except to the extent required by laws, GAAP or good financial accounting principles;

(xv) settle any actions, whether now pending or made or brought after the date of the Merger Agreement involving, individually or in the aggregate, an amount in excess of $200,000;

(xvi) modify, amend or terminate, or waive, release or assign any material rights or claims, or fail to exercise a right of renewal, with respect to, any Company Agreements, any contract relating to the provision of pharmacy products or services, any other material contract to which the Company or a subsidiary is a party or any confidentiality agreement to which the Company or a subsidiary is a party;

(xvii) make any change to the terms of payment or payment practices that, individually or in the aggregate, amounts to a material change to the terms of payment or payment practices with respect to a non-de minimis portion (by dollar value or number of customers or number of suppliers) of the Company’s accounts receivable or accounts payable;

(xviii) incur, make or commit to any material capital expenditures not provided for in the Company’s annual capital expenditures budget, which has been approved by the board of directors of the Company prior to the date of the Merger Agreement;

(xix) fail to use reasonable efforts to collect the Company’s outstanding receivables;

(xx) generate, create or allow any receivables other than in the ordinary course of business consistent with past practice;

(xxi) other than with respect to transactions between the Company and its subsidiaries or between two or more of the Company’s subsidiaries, make any payments in respect of policies of directors’ and officers’ liability insurance (premiums or otherwise) other than premiums paid in respect of its current policies not in excess of the amount paid prior to the date of the Merger Agreement and reimbursement for or advancement of routine expenses or renewal policies so long as the amount of insurance is not increased over existing limits;

(xxii) make any payment to, or engage in any transaction with, or guarantee or assume any obligation or indebtedness of, or relieve any obligation to the Company or any of its subsidiaries of, any affiliate of the Company, or any affiliate of any such affiliate of the Company, other than pursuant to Plans (to the extent permitted by the terms of the Merger Agreement);

(xxiii) except as required by law (A) make, revoke or amend any tax election or change any tax accounting method, practice or principle, (B) settle or compromise any claim or assessment with respect to taxes, (C) execute any consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of any taxes, or (D) amend any returns, in each case, in a manner that is materially adverse to the Company and its subsidiaries, taken as a whole;

(xxiv) apply for any supplemental private letter rulings with respect to the IRS private letter ruling dated September 30, 2003 and the supplemental private letter ruling dated May 24, 2005 relating to the distribution by the Company of the stock of Genesis HealthCare Corporation and certain related transactions;

(xxv) other than pursuant to the Merger Agreement, enter into any transaction involving complete or partial liquidation, dissolution, merger, consolidation, joint venture, license agreement, restructuring, recapitalization, reorganization or otherwise alter the corporate structure of the Company or any of its subsidiaries (other than transactions solely between the Company and one or more of its subsidiaries or between subsidiaries of the Company); or

(xxvi) authorize, announce an intention to, commit or agree in writing or otherwise to take any of, the foregoing actions.

THE COMPANY SHAREHOLDERS MEETING. The Merger Agreement provides that, if the Proposed Merger requires approval of the Company’s shareholders by law, the Company agrees to (i) as promptly as practicable following the expiration of the Offer, take all action necessary to hold a special meeting of shareholders on the earliest reasonably practicable date determined in consultation with Omnicare, for the purpose of voting on the adoption of the Merger Agreement and (ii) take all lawful action to solicit the approval of its shareholders in favor of adoption of the Merger Agreement. Regardless of whether the board of directors of the Company changes, withdraws or modifies its recommendation for the Proposed Merger, or an Acquisition Proposal or Superior Proposal (each as defined in “Acquisition Proposals” below) is commenced, publicly proposed, disclosed or communicated to the Company, the Company has agreed to submit the Merger Agreement to the shareholders for their approval.

INDEMNIFICATION OF DIRECTORS AND OFFICERS. The Merger Agreement provides that Omnicare and the Surviving Corporation shall, to the extent permitted by law, indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring at, before or after the Acceptance Date or the Effective Time.

The Merger Agreement further provides that, for a period of six years after the Acceptance Date, Omnicare and Purchaser shall cause to be (i) maintained in effect the Company’s existing directors’ and officers’ liability insurance or (ii) obtained third-party policies of directors’ and officers’ liability insurance of at least the same coverage and amounts containing terms and conditions that are no less advantageous and which coverages and amounts shall be no less than the coverage and amounts provided at that time for Omnicare’s and Purchaser’s directors and officers with respect to acts or omissions occurring on or before the closing of the Proposed Merger; provided, that neither Omnicare nor the Purchaser shall be required to pay an annual premium for such insurance coverage in excess of 300% of the last annual premium paid by the Company prior to the date of the Merger Agreement, but in such case shall purchase as much coverage as reasonably practicable for such amount.

EMPLOYEE BENEFITS. The Merger Agreement provides that, for a period of no less than 18 months following the Effective Time, Omnicare shall provide employees of the Company and any of its subsidiaries who continue to be employees of Omnicare or any of its subsidiaries with compensation and employee benefits that are no less favorable in the aggregate than those provided by Omnicare and its subsidiaries to similarly situated employees of Omnicare and its subsidiaries. The preceding sentence shall not preclude Omnicare or its subsidiaries at any time following the Effective Time from terminating the employment of any Company employee. Omnicare shall honor, or shall cause to be honored, the terms of all employee benefit plans, policies, agreements and arrangements of the Company and its subsidiaries, subject to the amendment and termination provisions of such plans, policies and arrangements.

Each Company employee shall be given credit for all service with the Company and its subsidiaries under any employee benefit plans or arrangements of Omnicare and its subsidiaries to the extent past service was recognized for such employees under the comparable plans of the Company or any subsidiary thereof immediately prior to the Effective Time, and to the same extent past service is credited under such plans or arrangements for similarly situated employees of Omnicare. After the date upon which the Closing shall occur, Omnicare shall either cause the Company to become a participating employer in a 401(k) Plan of Omnicare or to continue NeighborCare, Inc.’s Retirement Plan and NeighborCare, Inc.’s Union 401(k) Plan for the benefit of Company employees; provided, that nothing shall prevent Omnicare from amending or terminating any such plans, at any time.

The Merger Agreement further provides that, within sixty days following the Acceptance Date, Omnicare shall establish a retention bonus pool for employees of the Company and its subsidiaries who were employed by Omnicare as of the Effective Time in an amount at least equal to $10,000,000. A three-person bonus committee shall determine which such employees shall receive retention bonuses to be paid out of the pool and the amounts to be paid to such individuals. Such retention bonuses will be paid out based on continuous employment with Omnicare at the later of March 31, 2006 or the date that is eight months after the Acceptance Date. Employees who cease to be employed by Omnicare or any of its affiliates prior to the date the allocations are determined by the bonus committee will be eligible to receive a retention bonus at the discretion of the bonus committee.

ACQUISITION PROPOSALS. From the date of the Merger Agreement until the earlier of the time Omnicare’s designees shall constitute at least 75% of the members of the board of directors of the Company or the termination of the Merger Agreement in accordance with its terms, the Company has agreed that it will not and it will not permit any of its subsidiaries to, nor shall the Company authorize or permit any of its officers, directors or employees to, and will use reasonable efforts to cause any representatives retained by the Company or its subsidiaries not to directly or indirectly:

(i) solicit, initiate, encourage (including by way of furnishing information), knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any proposal that constitutes, or could reasonably be expected to result in, a proposal or an offer for an Acquisition Proposal;

(ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, an Acquisition Proposal;

(iii) approve, endorse or recommend any Acquisition Proposal; or

(iv) enter into any letter of intent or similar document or contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby.

In addition, the Merger Agreement provides that promptly, and in no event later than 24 hours, after receipt of an Acquisition Proposal or any request for nonpublic information or inquiry that the Company reasonably believes could lead to an Acquisition Proposal, the Company shall provide Omnicare with (i) notice of the material terms and conditions of, (ii) the identity of the person making any and (iii) a copy of all written materials provided in connection with, such Acquisition Proposal, request or inquiry. In addition, the Company must provide Omnicare, as promptly as practicable, with notice setting forth all such information as is reasonably necessary to keep Omnicare informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide to Omnicare a copy of all written materials subsequently provided in connection with the Acquisition Proposal, request or inquiry. Furthermore, the Company shall not release any person from, or waive any provision of, or fail to enforce, any standstill agreement or similar agreement to which it is a party related to, or that could affect, an Acquisition Proposal. The Company shall, and shall cause, its subsidiaries to, immediately cease and cause to be terminated, and shall use reasonable efforts to cause its officers, directors and representatives to, immediately cease and cause to be terminated, all discussions and negotiations, if any, that have taken place prior to the date of the Merger Agreement with respect to any Acquisition Proposal and, at the request of Omnicare, shall request the return or destruction of all confidential information provided to any such person.

Notwithstanding the foregoing, the Company and the board of directors of the Company may, (i) prior to the Acceptance Date, furnish nonpublic information to, or enter into discussions with, any person in connection with an unsolicited bona fide written Acquisition Proposal by such person if and only to the extent that (A) the Company is not then in breach of its obligations with respect to Acquisition Proposals under the Merger Agreement; (B) the Company board of directors determines in good faith (after consultation with its legal and financial advisors) that such Acquisition Proposal is, or is likely to result in, a Superior Proposal and (C) prior to furnishing such nonpublic information to, or entering into discussions or negotiations with, such person, the board of directors of the Company receives from such person an executed confidentiality agreement containing confidentiality and stand still provisions that are not less restrictive on such person than the Non-Disclosure Agreement or (ii) comply with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act with regard to an Acquisition Proposal.

“Acquisition Proposal” means any offer or proposal for, or any indication of interest in, any (i) direct or indirect acquisition or purchase of the Company or any of its subsidiaries that constitutes 25% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole; (ii) direct or indirect acquisition or purchase of 25% or more of the voting power, of the Company; (iii) tender offer or note exchange offer that, if consummated, would result in any person beneficially owning 25% or more of the Company; or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the transactions contemplated by the Merger Agreement.

“Superior Proposal” means a bona fide written Acquisition Proposal (except that references in the definition of “Acquisition Proposal” to “25%” should be replaced by “50%”) on terms that the board of directors of the Company determines in good faith (after consultation with its financial advisors and taking into account all the terms and conditions of the Acquisition Proposal and the Merger Agreement deemed relevant by the board of directors, including any break-up fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, and the ability of the party making such proposal to obtain financing for such Acquisition Proposal and taking into account all other legal, financial, regulatory and all other aspects of such proposal) are more favorable to the persons to whom it owes fiduciary duties under applicable laws than the Offer and the Proposed Merger.

CONDITIONS TO THE OFFER. See Section 9 (“Conditions to the Offer”) of this Second Supplement.

CONDITIONS TO THE PROPOSED MERGER. The obligations of each party to consummate the Proposed Merger are subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(i) if required under applicable laws because a “short-form” merger is not available, adoption by and approval of the Company’s shareholders of the Merger Agreement and the transactions contemplated therein;

(ii) the absence of any statute, rule, regulation, executive order, injunction or other order or decree (whether temporary, preliminary or permanent) by any governmental authority that is in effect prohibiting or making the consummation of the Proposed Merger illegal; provided, however, that this condition will be waived by any party that fails to use, to the extent required pursuant to the terms of the Merger Agreement, reasonable efforts to prevent the entry of any such order or to have any such order overturned or injunction lifted, to the extent required pursuant to the terms of the Merger Agreement;

(iii) the acceptance for payment and payment for Shares pursuant to the Offer in accordance with the terms of the Merger Agreement and without waiver of any conditions to the Offer set forth in Section 9 (“Conditions to the Offer”) of this Second Supplement other than any waiver consented to in writing by the Company; and

(iv) no order of any governmental authority of competent jurisdiction that prohibits the consummation of the Proposed Merger and is binding upon any of the parties to the Merger Agreement and shall have been entered or enacted and remain in effect; provided, however, that this condition shall be waived by any party that fails to use, to the extent required pursuant to the terms hereof, reasonable efforts to prevent the entry of any such order or to have any such order overturned or injunction lifted.

TERMINATION. The Merger Agreement may be terminated and the Proposed Merger abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the Company’s shareholders):

(i) by mutual written consent of each of Omnicare and the Company;

(ii) by either Omnicare or the Company, if there shall be any law or regulation that makes consummation of the Offer or the Proposed Merger illegal or otherwise prohibited, or if a court or other competent governmental authority has issued an order, decree, ruling or other action enjoining Omnicare or the Company from consummating the Offer or the Proposed Merger, and such order, decree, ruling or other action has become final and nonappealable; provided that the party seeking to terminate shall have used reasonable efforts to resist, resolve or lift, as applicable, such order;

(iii) by either Omnicare or the Company, if the Acceptance Date shall not have occurred on or before January 5, 2006 (the “Outside Date”); provided that neither party has the right to terminate the Merger Agreement if its own or its affiliate’s failure to fulfill any material covenant or obligation under the Merger Agreement caused or resulted in the failure of the Offer and the Proposed Merger to be completed on or before such date;

(iv) by the Company, if, prior to the Acceptance Date, Omnicare has breached in any material respect any of the representations, warranties or failed to perform in any material respect any of the covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) is not capable of being cured by Omnicare prior to the Outside Date and (B) renders any of the conditions to the Offer described in Section 9 (“Conditions to the Offer”) of this Second Supplement incapable of being satisfied prior to the Outside Date;

(v) by Omnicare, if the Company has breached in any material respect any of the representations, warranties, or failed to perform in any material respect any of its covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) is incapable of being cured by the Company prior to the Outside Date and (B) renders any of the conditions to the Offer described in Section 9 (“Conditions to the Offer”) of this Second Supplement incapable of being satisfied prior to the Outside Date;

(vi) by Omnicare, if (A)(1) the board of directors of the Company has withdrawn or changed or modified its recommendations in a manner adverse to Omnicare, (2) the board of directors of the Company failed to include in the Schedule 14D-9 its recommendations, (3) the board of directors of the Company approved or determined to recommend to the shareholders that they approve, an Acquisition Proposal other than the Offer or the Proposed Merger or (4) the Company is in material breach of any of its obligations relating to an Acquisition Proposal and thereafter (B) on the next scheduled expiration of the Offer, (1) conditions 3. and 4. to the Offer described in Section 9 (“Conditions to the Offer”) of this Second Supplement are satisfied, and (2) the Minimum Condition is not satisfied as of the scheduled expiration time; provided, however, that Omnicare shall not be entitled to terminate the Merger Agreement unless at the scheduled expiration time (a) there has been no Material Adverse Effect on Omnicare, (b) Omnicare has complied in all material respects with its obligations prior to the scheduled expiration of the Offer expiration and (c) certain conditions under the Amended and Restated Commitment Letter are satisfied or waived by the lenders thereunder; or

(vii) by the Company, if the Acceptance Date has not occurred prior to any scheduled Offer expiration date falling on or after October 31, 2005 (each such expiration date, the “Funding Condition Date”) and (A) on the Funding Condition Date all of the conditions of the Offer described in Section 9 (“Conditions to the Offer”) of this Second Supplement, other than the Financing Condition, are satisfied, but Omnicare fails to promptly accept and pay for Shares of validly tendered and not withdrawn or (B)(1) on or prior to the Funding Condition Date, it has been reported publicly that the Financing Condition will not, or is not likely to be satisfied by the Funding Condition Date (and Omnicare shall not, at least two full business days prior to the Funding Condition Date have publicly affirmed (and not changed, modified or revoked such affirmation) that that it expects in good faith that the Financing Condition will be satisfied on the Funding Condition Date), and (2) on the Funding Condition Date all of the conditions to the Offer described in Section 9 (“Conditions to the Offer”) of this Second Supplement, other than the Financing Condition and the Minimum Condition, are satisfied but Omnicare fails to accept and pay for Shares validly tendered and not withdrawn.

EFFECT OF TERMINATION. In the event that the Merger Agreement is terminated pursuant to the provisions in “Termination” above, the Merger Agreement (other than the obligations described in this paragraph and under “Termination Fees” and “Fees and Expenses” described below), shall become void and have no effect, without any liability on the part of any party to the Merger Agreement or their respective directors, officers or shareholders; provided that nothing shall relieve any party to the Merger Agreement of liability for willful breach, and further provided, that if a court determines that termination of the Merger Agreement was caused by a willful breach, then, in addition to other remedies at law or equity for breach of the Merger Agreement, the party found to have intentionally breached the Merger Agreement shall indemnify and hold harmless the other parties to the Merger Agreement for their respective out-of-pocket costs, fees and expenses of their counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of the Merger Agreement and related documentation and Company shareholders’ meetings and consents.

TERMINATION FEES. The Company has agreed pursuant to the Merger Agreement to (i) in the case of a termination by Omnicare pursuant to clause (vi) under “Termination” above, reimburse Omnicare and Purchaser for up to $7,500,000 of the fees and expenses (including attorneys’ fees) which reimbursement shall be made in cash not later than the close of business on the business day following such termination; and (ii) in the case of a termination by Omnicare pursuant to clause (vi) under “Termination” above, by Omnicare or the Company pursuant to clause (iii) under “Termination” above, or by Omnicare pursuant to clause (v) under “Termination” above, if after the date of the Merger Agreement and prior to such termination, any person (other than Omnicare, Purchaser or their respective controlled affiliates) shall have made an Acquisition Proposal that is received, or otherwise acted on, by the board of directors of the Company and within 12 months after the termination of the Merger Agreement, the Company enters into an agreement with respect to an Acquisition Proposal with any person (other than Omnicare, Purchaser or their respective controlled affiliates) or an Acquisition Proposal is consummated, then the Company shall pay in cash to Omnicare, not later than the date such agreement is entered into (or, if no agreement is entered into, the date such transaction is consummated), $55,226,000, less any fees and expenses previously paid to Omnicare. Omnicare has agreed pursuant to the Merger Agreement, in the case of a termination by the Company pursuant to clause (vii) under “Termination” above, to pay in cash to the Company, not later than close of business on the next business day following such termination, $125,000,000.

WAIVERS. At any time prior to the Effective Time, Omnicare (with respect to the Company) and the Company (with respect to Omnicare and Purchaser) may, to the extent legally permitted, (i) extend the time for the performance of any of the obligations or other acts of such party to the Merger Agreement, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement.

AMENDMENTS. The Merger Agreement may be amended by the parties thereto, by action taken or authorized by their respective boards of directors, at any time before or after the approval of matters presented in connection with the Proposed Merger by the shareholders of the Company, but after any such shareholder approval or authorization, no amendment shall be made which by law requires the further approval of the Company shareholders without obtaining such further approval or authorization.

EXPENSES. Except as provided in “Effect of Termination” and “Termination Fees” above, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses.

9. Conditions to the Offer.

The discussions set forth in Section 15 (“Conditions to the Offer”) of the Offer to Purchase and Section 11 (“Conditions to the Offer”) of the First Supplement are hereby amended and restated in their entirety as follows:

Notwithstanding any other provision of the Offer, we are not required to accept for payment or pay for any Shares if, either (i) prior to the Expiration Date, the Minimum Condition or (ii) the Financing Condition, have not been satisfied. Furthermore, notwithstanding any other provision of the Offer or the Merger Agreement, prior to the Expiration Date, we are not required to accept for payment or pay for any Shares, if any of the following conditions have not been satisfied or, to the extent legally permissible, waived:

(i) except for such failures to be true and correct that has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each of the representations and warranties of the Company set forth in the Merger Agreement shall be true and correct in all respects on the date of the Merger Agreement and on or before the Expiration Date as though made on and as of the Expiration Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date);

(ii) the Company shall have performed or complied with in all material respects each obligation, agreement and covenant to be performed or complied with by it under the Merger Agreement at or prior to the Expiration Date;

(iii) no governmental authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and which has the effect of prohibiting or making illegal consummation of the Offer or the Proposed Merger; or

(iv) there shall not be pending any action by a federal or state governmental authority challenging or seeking to restrain or prohibit the consummation of the Offer or the Proposed Merger or any of the other transactions contemplated by the Merger Agreement.

The foregoing conditions are for the benefit of Omnicare and Purchaser and may be waived by Omnicare and Purchaser in whole or in part at any time and from time to time in their sole discretion, in each case, subject to the terms of the Merger Agreement. The failure by Omnicare or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

10. Certain Legal Matters; Regulatory Approvals.

The discussions set forth in Section 16 (“Certain Legal Matters; Regulatory Approvals-State Takeover Laws”) of the Offer to Purchase and Section 12 (“Certain Legal Matters; Regulatory Approvals-State Takeover Laws”) of the First Supplement are hereby amended and supplemented as follows:

While reserving and not waiving its right to challenge the validity of the Pennsylvania Takeover Disclosure Law (“PTDL”) or its applicability to the Offer, Purchaser has made a Section 8(a) filing with the Pennsylvania Securities Commission (“PSC”) in order to qualify for an exemption from the PTDL. Additional information about the Offer has been filed with the PSC pursuant to the PTDL and is available for inspection at the PSC’s office at Eastgate Office Building, 2nd Floor, 1010 North 7th Street, Harrisburg, PA 17102-1410 during business hours.

11. Miscellaneous.

The discussions set forth in Section 18 (“Miscellaneous”) of the Offer to Purchase and Section 14 (“Miscellaneous”) of the First Supplement are hereby amended and restated in their entirety as follows:

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or Omnicare not contained in the Offer to Purchase, the First Supplement, this Second Supplement or in the related revised Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO and amendments thereto, together with exhibits, pursuant to the Exchange Act Rule 14d-3 furnishing certain additional information with respect to the Offer, and may file further amendments thereto. The Schedule TO and amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner set forth in Section 8 (“Certain Information Concerning the Company—Available Information”) of the Offer to Purchase.

THIS SECOND SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE AND THE FIRST SUPPLEMENT. EXCEPT AS OTHERWISE SET FORTH IN THIS SECOND SUPPLEMENT AND THE REVISED (PINK) LETTER OF TRANSMITTAL, THE TERMS AND CONDITIONS PREVIOUSLY SET FORTH IN THE OFFER TO PURCHASE, THE FIRST SUPPLEMENT AND RELATED ORIGINAL (BLUE) OR REVISED (GREEN) LETTER OF TRANSMITTAL REMAIN APPLICABLE IN ALL RESPECTS TO THE OFFER.

Neither the delivery of the Offer to Purchase, the First Supplement or this Second Supplement nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of Omnicare, Purchaser or the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Second Supplement.

Nectarine Acquisition Corp.

July 13, 2005

Manually signed facsimile copies of the revised Letter of Transmittal will be accepted. The revised Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

The Bank of New York

By Mail: The Bank of New York NeighborCare Offer P.O. Box 859208 Braintree, MA 02185-9028	By Overnight Courier: The Bank of New York NeighborCare Offer 161 Bay State Road Braintree, MA 02184	By Hand: The Bank of New York Reorganization Services 101 Barclay Street, 1-E New York, NY 10286

By Facsimile Transmission

(For Eligible Institutions Only):

(781) 380-3388

To Confirm Facsimile Only:

(781) 843-1833, Ext. 200

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses or telephone numbers set forth below. Additional copies of the Offer to Purchase, the First Supplement, this Second Supplement, the revised (pink) Letter of Transmittal and the revised (yellow) Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone numbers set forth below. Holders of Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders Call Toll-Free: (877) 825-8964

or

Banks and Brokers Call Collect: (212) 750-5833

The Dealer Managers for the Offer are:

LEHMAN BROTHERS
Lazard Frères & Co. LLC 30 Rockefeller Plaza New York, New York 10020 (212) 632-1535	745 Seventh Avenue New York, New York 10019 (212) 526-7850